EXHIBIT 12

PUBLIC SERVICE COMPANY OF OKLAHOMA
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)
						Twelve	Six
						Months	Months
	Year Ended December 31,					Ended	Ended
	2003	2004	2005	2006	2007	6/30/2008	6/30/2008
EARNINGS
Income (Loss) Before Income Taxes	$91,728	$45,351	$88,378	$52,847	$(46,139)	$44,954	$64,424
Fixed Charges (as below)	46,787	39,475	36,762	44,769	54,716	59,488	32,543
Total Earnings	$138,515	$84,826	$125,140	$97,616	$8,577	$104,442	$96,967

FIXED CHARGES
Interest Expense	$44,784	$37,957	$34,094	$40,778	$46,560	$51,858	$29,466
Credit for Allowance for Borrowed Funds Used During Construction	451	280	668	1,491	5,156	4,630	1,577
Trust Dividends	(93)	(62)	-	-	-	-	-
Estimated Interest Element in Lease Rentals	1,645	1,300	2,000	2,500	3,000	3,000	1,500
Total Fixed Charges	$46,787	$39,475	$36,762	$44,769	$54,716	$59,488	$32,543

Ratio of Earnings to Fixed Charges	2.96	2.14	3.40	2.18	0.15	1.75	2.97

For the year ended December 31, 2007, the Earnings to cover Fixed Charges was deficient by $46,139,000.